UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2023

Commission File Number: 001-38802

CASTOR MARITIME INC.
(Translation of registrant’s name into English)

223 Christodoulou Chatzipavlou Street, Hawaii Royal Gardens, 3036 Limassol, Cyprus
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Castor Maritime Inc. (the “Company”) announced today it has entered into an “at-the-market” (“ATM”) Equity Distribution Agreement with Maxim Group LLC (“Maxim”) dated May 23, 2023 (the “Distribution Agreement”). Under the terms of the Distribution Agreement, the Company may, from time to time, sell shares of its common stock having an aggregate offering value of up to $30,000,000 through Maxim. The Company will determine, at its sole discretion, the timing and number of shares to be sold under the ATM facility. The Company intends to use the proceeds from the offering and sale of the securities for capital expenditures, working capital funding for payments for vessel, other asset or share acquisitions or for other general corporate purposes, or a combination thereof.

The offering and sale of the securities will be made pursuant to the Company’s previously filed registration statement on Form F-3 (File No. 333-254977),  as amended by Post-Effective Amendment No. 1 filed on March 31, 2022 and Post-Effective Amendment No. 2 filed on April 1, 2022 and declared effective on April 8, 2022. The securities may be offered only by means of a prospectus, including a prospectus supplement, forming a part of such effective registration statement. Copies of the prospectus supplement and accompanying base prospectus related to the ATM offering have been filed with the SEC and may be obtained from the SEC’s website at http://www.sec.gov.

The foregoing descriptions of the material terms of the Distribution Agreement is qualified in its entirety by reference to the full text of the Distribution Agreement, which is filed as Exhibit 1.1 to this report on Form 6-K and incorporated herein by reference.

This report on Form 6-K and the exhibits therefore, and the information contained herein and therein, do not constitute an offer to sell or the solicitation of offers to buy any securities of the Company, and shall not constitute an offer, solicitation or sale of any security in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. The legal opinion of Seward & Kissel LLP relating to the securities being offered pursuant to the Distribution Agreements is filed as Exhibit 5.1 to this report on Form 6-K.

The information contained in this report on Form 6-K and Exhibits 1.1 and 5.1 attached hereto are hereby incorporated by reference into the Company’s registration statements on Form F-3 (File Nos. 333-236331, 333-240262 and 333-254977).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CASTOR MARITIME INC.
Dated: May 23, 2023
	By:	/s/ Petros Panagiotidis
Petros Panagiotidis
Chairman, Chief Executive Officer and Chief Financial Officer